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                     February 11, 2021

       John Karatzaferis
       President and Chief Executive Officer
       Bare Metal Standard, Inc.
       3604 S. Banner Street
       Boise, ID 83709

                                                        Re: Bare Metal
Standard, Inc.
                                                            Correspondence
filed December 14, 2020
                                                            Form 8-K Filed
October 27, 2020
                                                            File No. 000-55795

       Dear Mr. Karatzaferis:

               We issued a comment to you on the above captioned filing on December 27, 2020. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by February 26, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel,
       Office Chief, at (202) 551-3815 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Andrew Coldicutt